EXHIBIT 99.1

Adecco under negotiations to acquire Spanish HR services company Humangroup

CHESEREX, SWITZERLAND - April 28, 2005: Following reports in today's Spanish media regarding Adecco and Humangroup, Adecco confirms that it is in discussions regarding a potential transaction.

No further comment will be issued at this stage.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR Solutions. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 70 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

Contacts:

Adecco Investor Relations
Investor.relations@adecco.com, or +41 (0) 44 878 8884

Adecco Corporate Press Office
Press.office@adecco.com or +41 (0) 44 878 8832